UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSESS OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MEDIA SCIENCES INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	87-0475073
(State of incorporation or organization)	(IRS Employer Identification No.)

8 Allerman Road, Oakland, NJ	07436
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	rach class is to be registered
Common Stock, $0.001 par value per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

The capital stock of Media Sciences International, Inc. to be registered is our common stock, par value $.001 per share. Our authorized capital consists of 20,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share.

The holders of the common stock are entitled to cast one vote for each share held of record on all matters presented to stockholders. The holders of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of our directors can elect all of the directors, and in such an event, the holders of the remaining shares will be unable to elect any of our directors. Our certificate of incorporation does not provide that the holders of common stock have any preemptive right.

The holders of the outstanding shares of common stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board may from time to time determine, subject to the rights of the holders of our preferred stock. Upon our liquidation, dissolution, or winding up, the assets legally available for distribution to the stockholders will be distributed equally among the holders of the shares, subject to the rights of the holders of our preferred stock.

We have never declared any cash dividends on our common stock. Future cash dividends on the common stock, if any, will be at the discretion of our Board and will depend on our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the Board may consider important.

Our Certificate of Incorporation allows our Board to issue shares of preferred stock in one or more series. The Board can fix for each series, voting powers, designations, preferences and relative, participating, or other special rights to the extent permissible under the Delaware General Corporation Law.

No shares of preferred stock are presently outstanding. Prior to January 1, 2004, we had shares of series A preferred stock issued and outstanding. One million shares were designated as series A preferred stock. Our series A preferred stock carried a fixed dividend at an annual rate of 11.5%. Dividends were to be paid each quarter in arrears. The first dividend payment occurred on January 1, 2000. The certificate of designation for the series A preferred stock provided that unless and until we have fully paid all dividends on the outstanding shares of series A preferred stock, we would not to declare or pay cash dividends, or distribute or set aside assets, for any of our other securities. Further, the certificate of designation for the series A preferred stock provided that we may not pay dividends if payment of dividends would violate certain financial criteria of our senior lending agreement with a financial institution.

Certain provisions of our certificate of incorporation and bylaws may make it more difficult for us to be acquired by various means. These provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our common stock.

Our Board of Directors is not presently aware of any takeover attempts of our company and is not aware of any agreements that exist in the event of a change of control. The Board is Directors does not have any current plans to propose any changes to the charter documents or corporate structure that would have an anti-takeover purpose or effect.

Our bylaws provide that special meetings of our stockholders may be called only by the chairman of the board of directors or the President. However, the President or Secretary must call a special meeting upon the written request from a majority of the members of the board of directors or upon the written request of stockholders of record holding a majority in amount of the capital stock outstanding and entitled to vote. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board of directors and management.

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt a proxy contest, tender offer, merger or otherwise.

We are subject to Section 203 of the Delaware General Corporation Law. This statute generally prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless:

•

prior to the date at which the person became an interested stockholder, the board of directors approved either the business combination or the transaction in which the person becomes an interested stockholder;

•

the stockholder acquires more than 85% of the outstanding voting stock of the corporation, excluding shares held by directors who are officers or held in certain employee stock plans, upon consummation of the transaction in which the person becomes an interested stockholder; or

•

the business combination is approved by the board of directors and by at least 66 2/3% of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder, at a meeting of stockholders and not by written consent held on or subsequent to the date such person became an interested stockholder.

An interested stockholder is a person who, together with affiliates and associates, owns, or at any time within the prior three years did own, 15% or more of the corporation's voting stock. Section 203 defines a business combination to include mergers, consolidations, stock sales, asset-based transactions and other transactions resulting in a financial benefit to the interested stockholder.

Item 2. Exhibits

None.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly cause this registration statement to be signed on its behalf by the undersigned, hereto duly authorized.

MEDIA SCIENCES INTERNATIONAL, INC.

Dated: November 7, 2006	By: /s/ Michael W. Levin Michael W. Levin Chief Executive Officer and President

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